

October 28, 2010

Mr. Philip Lo
Chief Financial Officer
Wuhan General Group (China), Inc.
Canglong Science Park of Wuhan East Lake Hi-Tech Zone
Wuhan, Hubei, People's Republic of China 430200

> **RE:** **Wuhan General Group (China), Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Periods Ended March 31, 2010 and**
> **June 30, 2010**
> **File No. 1-34125**

Dear Mr. Lo:

We have reviewed your response letter dated October 15, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Statements of Cash Flows, page F-8
10. Construction in Progress, page F-22

2. We have read your response to comment two from our letter dated August 30, 2010. Please address the following:
    * You indicated that you entered into multiple party agreements with third party vendors and Hubei Gongchuang Real Estate Co. Please disclose the third party vendors and the

amounts that were considered as consideration for the purchase of the Sukong assets. Correspondingly in entries 2 and 3 of Exhibit A, please identify the specific vendor that each of the accounts payable and receivable amounts relate to;

- Exhibit A indicates that the Sukong assets were purchased for RMB 168 million or $24.5 million. Please reconcile this amount to the $20.1 million identified as the purchase price of the Sukong assets;

- In entry 2 in Exhibit A, you show a credit to other account payable of RMB 20 million. Please tell us what this amount represents. Please also help us understand why you would be crediting this amount to other account payable and correspondingly debiting this same amount to Hubei-Gongchuang – other account payable;

- In entry 3 in Exhibit A, please tell us the facts and circumstances surrounding this accounting entry. Please tell us why you are debiting Wuhan Sungreen Equipment – account payable and how this account relates to the purchase of the Sukong assets;

- We continue to have difficulty understanding how you arrived at the purchase amount of these assets. You state that your determination of the purchase amount was based on the valuation provided by an independent, third party appraisal firm. Exhibit B indicates that the fair market value of the appraised assets was RMB 111.6 million. However, you recorded the Sukong assets at RMB 168 million. Please help us reconcile the difference between the amounts recorded and the appraised value; and

- Entry 2 in Exhibit A indicates that you settled RMB 100.3 million of accounts payable and receivable balances related to multiple parties in exchange for the acquisition of Sukong assets. Please tell us how you accounted for the difference between the RMB 168 million of assets acquired and the RMB 100.3 million given that you state no gain or loss resulted from this transaction.

<u>Form 10-Q for the Fiscal Period Ended June 30, 2010</u>

Statements of Cash Flows, page 7

3. We have read your response to comment three from our letter dated August 30, 2010. Your response indicates that you revised your statements of cash flows to reflect the purchase of inventory in cash flows from operating activities rather than in cash flows from investing activities. It appears that you also revised your balance sheet to reflect these assets in inventory rather than in construction in progress. Please help us understand how you determined these revisions do not represent corrections of an error and correspondingly did not require you to treat it as corrections of an error for disclosure purposes. Please tell us what consideration you gave to the following:

- Including a prominent restatement footnote in the financial statements that describes the restatement of statements of cash flows;
- Full compliance with FASB ASC 250-10-45-23 and FASB ASC 250-10-50-7;
- Filing an Item 4.02 Form 8-K; and
- Labeling the appropriate columns on your financial statements as restated.

Please also tell us when you discovered this revision needed to be made as well as the specific periods which were revised on your balance sheets and statements of cash flows. If you determined that these revisions were not material, please provide us with your materiality assessment pursuant to SAB Topic 1:M and 1:N.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 38

General

4. We have read your response to comment five from our letter dated August 30, 2010. It is still not clear how you determined that the reclassification of all long-term debt related to the Standard Charter loan to short-term was not a correction of an error as of December 31, 2009 and March 31, 2010 and correspondingly did not require you to treat it as a correction of an error for disclosure purposes. Please tell us what consideration you gave to the following:
    * Including an explanatory paragraph in the audit opinion that references the restatement;
    * Including a prominent restatement footnote in the financial statements that describes the restatement of your balance sheet;
    * Full compliance with FASB ASC 250-10-45-23 and FASB ASC 250-10-50-7;
    * Filing an Item 4.02 Form 8-K; and
    * Labeling the appropriate columns on your financial statements as restated.
    If you determined that the reclassification was not material, please provide us with your materiality analysis pursuant to SAB Topic 1:M and 1:N which supports your conclusion.

    You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief